

April 16, 2009

By Facsimile and U.S. Mail

Mr. Richard G. Stifel
Chief Financial Officer
Big Cat Energy Corporation
201 W. Lakeway, Ste. 1000
Gillette, WY 82718

> **Re: Big Cat Energy Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2008**
> **Filed July 29, 2008**
> **Response Letter Dated March 12, 2009**
> **Response Letter Dated March 25, 2009**
> **File No. 001-13515**

Dear Mr. Stifel:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 25, 2009 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2008

Controls and Procedures

1.   We have further considered the draft disclosure you provided in your supplemental response letter dated March 12, 2009, where you intend to state the following: "The Company's principal executive officer and principal financial officer are responsible for establishing and maintaining adequate disclosure control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e). The Company's Board of Directors provides oversight to its financial reporting process. The principal executive and principal financial officers evaluated the effectiveness of the design and operation of its disclosure controls and procedures during 2007." Please note Item 307 of Regulation S-K

requires only that you disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please remove the referenced sentences and modify your disclosure under this heading to comply with Item 307 of Regulation S-K.

Management's Report on Internal Control Over Financial Reporting and Material Weaknesses

2.   We further note from the draft you provided in your supplemental response letter dated March 12, 2009 that the disclosure under this heading does not include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please modify your disclosure to comply with Item 308T(a)(2) of Regulation S-K.

3.   Please expand your proposed disclosure to identify the procedures implemented, or intended to be implemented, subsequent to April 30, 2008, which are intended to remediate the cause of your material weakness. Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact John Cannarella at (202) 551-3337 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief